Note 7: Regulatory matters and litigation

In late 2003 and 2004. Putnam Management settled charges brought by the SEC and the Massachusetts Securities Division in connection with excessive short-term trading in Putnam funds. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $9571 related to settlement of those lawsuits. Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.